TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-5139
July 15, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

dlw 7/19

Enclosure

File No. 82-5139

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

Annual securities report dated June 30, 2004 for the fiscal year ended March 31, 2004.

An annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the fiscal year, was filed with the Kanto Local Finance Bureau on June 30, 2004 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. History of the company
  3. Substance of business
  4. Related companies
  5. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. Conditions of sales and purchase
  3. Material business issues to be dealt with
  4. Risks pertaining to operation of business, etc.
  5. Contracts material to operation of business
  6. Research and development activities
  7. Analysis of financial conditions and operating results

III. Conditions of facilities
  1. Outline of capital expenditures, etc.
  2. Conditions of principal facilities
  3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.
  2. Acquisition, etc. of treasury stock
  3. Dividend policy
  4. Changes in share price
  5. Officers
  6. Conditions of corporate governance

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through Electronic Disclosure for Investors' Network (EDINET) and at the Japan Securities Dealers Association for a certain period.